UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for January 28, 2016

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Trading statement for the six months ended 31 December 2015


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

Trading statement for the six months ended 31 December 2015

The first half of the 2016 financial year was characterised by a continued strong business performance across most of the value chain. Our business performance was however negatively impacted by challenging and highly volatile global markets, marked by a steep decline in global oil and commodity chemical prices, partly offset by a weaker Rand exchange rate.

Sasol's headline earnings per share (HEPS) for the six months ended 31 December 2015 are expected to decrease by between 23% and 28% (approximating R7,36 to R8,96 per share) compared to the 2015 financial half year (comparable period) HEPS of R32,00. Earnings per share (EPS) for the same period are expected to decrease by between 62% and 67% (approximating R19,86 to R21,47 per share) from the comparable period EPS of R32,04. On a normalised basis, excluding the impact of once-off items such as net impairment charges and the share-based payment expense, EPS are expected to decrease by between 8% and 13% (approximating R2,17 to R3,53 per share).

The Group's profitability was adversely impacted by a 47% lower average Brent crude oil price (average dated Brent was US$47/barrel(b) for the six months ended 31 December 2015 compared to US$89/b in the comparable period). Further, the price of our basket of commodity chemicals declined by 23% compared with the comparable period. The effect of lower oil and commodity chemical prices was partly offset by a 24% weaker average rand/US dollar exchange rate (average rand/US dollar exchange rate was R13,62 for the six months ended 31 December 2015 compared to R10,99 in the comparable period). The average margin for our speciality chemicals remained resilient and in line with the comparable period.

Notwithstanding the tough macroeconomic environment, we continued to focus on factors within our control by delivering a strong operational performance across our global integrated value chain.
The highlights of our operational performance were:
- Secunda Synfuels operations increased production volumes by 3% compared to the comparable period.
- Total liquid fuels production for the Energy business increased by 4% compared to the comparable period as a result of a higher portion of Synfuels volumes being utilised by the Energy business.
Sales volumes for the Energy business decreased by 1% compared to the comparable period on the back of difficult market and trading conditions experienced in December 2015, driven by lower demand for liquid fuels in Southern Africa.
- The ORYX GTL facility continued to deliver a solid performance, with an average utilisation rate of 90% for the period.
- Secunda Chemicals and Sasolburg operations' production volumes remained in line with the comparable period. The increase in volumes from our Fischer-Tropsch Wax Expansion Project was offset by lower
C3 volumes as a result of planned commissioning activities associated with the C3 Expansion Project.
- Sales volumes for the Base Chemicals business decreased by 13% due to lower C3 volumes available as a result of commissioning the C3 Expansion Project and softer demand for some commodity chemical products.
- Sales volumes from our Performance Chemicals business, normalised for the planned shutdown at our ethylene plant in North America, remained on par with the comparable period.

A detailed production summary and key business performance metrics for the first half of the 2016 financial year for all our businesses are available on our website, www.sasol.com.

Our company-wide Business Performance Enhancement Programme aimed at delivering sustainable cost savings of R4,3 billion by the end of financial year 2016, continues to progress very well, and we are on track to exceed our sustainable cost savings target for the current financial year. These efforts resulted in increases in normalised cash fixed costs continuing to trend well below inflation for the period.

Our comprehensive Response Plan focussed on cash conservation, in reaction to the lower-for-longer oil price environment, has continued to yield cash savings in line with our 2016 financial year targets. The Response Plan positioned the company well within a US$45-50/b oil price environment. We are currently assessing the implications of the latest developments in the external macroeconomic environment on the scope of our Response Plan and will communicate further details regarding the potential update of our Response Plan targets in our results announcement on 7 March 2016.

In addition, Sasol's profitability was further impacted by the following once-off items:
- A net remeasurement charge of R7,6 billion for the first half of the 2016 financial year compared to a R0,2 billion expense in the comparable period. This mainly relates to a partial impairment of our share in the Montney shale gas asset of R7,4 billion
(CAD665 million) due to a further deterioration of conditions in the North American gas market resulting in a 16% decline in forecasted natural gas prices. The impairment had a negative impact on the effective tax rate for the group. This asset remains highly sensitive to changes in the gas price. We estimate that a 5% change in the gas price may result in a change of CAD255 million (approximately R2,9 billion) in the recoverable amount of the asset.
- A cash-settled share-based payment charge of R0,4 billion compared to a credit of R2,9 billion for the comparable period.
- The positive impact from the reversal of a tax provision of R2,3 billion (US$166 million) based on a favourable ruling received from the Tax Appeal Tribunal in Nigeria relating to the Escravos Gas-to-Liquids (EGTL) project. The reversal of the provision reduced the effective tax rate for the group.

Our results for the first half of the 2016 financial year may be further affected by any adjustments resulting from our half-year-end closure process. This may result in a change in the estimated earnings noted above. This trading statement only deals with the comparison to the first half of the 2015 financial year. Guidance will be provided on the expected full 2016 financial year's results when there is a reasonable degree of certainty in this regard. We expect that there will be a further negative impact on our results for the remainder of the 2016 financial year due to lower oil and commodity chemical prices.

The financial information on which this trading statement is based has not been reviewed and reported on by the Company's external auditors. Sasol's financial results for the six months ended 31 December 2015 will be announced on Monday, 7 March 2016.

28 January 2016
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited

Disclaimer - Forward-looking statements: Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 9 October 2015 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date January 28, 2016			By: 	/s/ V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary